Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	2005	2006	2007
	($ in thousands)
Net income	$9,710	$11,895	$20,563
Plus fixed charges:
Interest expense	2,888	3,109	3,127
Debt cost amortization	628	603	588
Portion of rents representative of the interest factor	496	1,020	1,091

Total fixed charges (1)	4,012	4,732	4,806
Adjusted earnings (2)	13,722	16,627	25,369
Ratio (2 divided by 1)	3.4	3.5	5.3

Fixed charges deficiency	$—	$—	$—